FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

December/08 - Same-store gross sales move up by 7.3%

São Paulo, Brazil, January 5, 2009. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its December 2008 sales performance (unaudited preliminary figures). The following information was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In December, Grupo Pão de Açúcar posted gross sales of R$ 2,355.6 million, up 9.3% year on year. Net sales came to R$ 2,037.1 million, up 12.6% in the period.

In the same-store concept, gross sales rose 7.3%, the best sales performance for the month of December as of 2004, with estimated real growth of 0.9% after deflated by the IPCA – General Consumer Price Index (1), while net sales rose 10.5% in nominal terms. Sales growth would have come to 9.4% excluding the impact of the calendar effect (one Saturday and Sunday less than in the previous year). Another important factor was the strong comparison base for December 2008 in relation to the pervious months given that in December 2007, the Company posted growth of 3.5% (see chart below).

Also on a same-store basis, food products recorded gross sales growth of 7.8% in the period, with increases in the Grocery and Perishables categories, while non-food sales rose 6.0%, led by Textiles.

Among the formats, Pão de Açúcar, Extra, Assai, and Extra.com.br posted sales growth higher than the Company average. The Group also posted growth in customer traffic and average ticket.

The Company's 4Q08 sales totaled R$ 5,923.0 million, up 15.3% while net sales totaled R$ 5,143.3 million, up 18.8% year on year.

In the same-store concept, gross and net sales rose 10.4% and 13.7% respectively, with non-food sales growing by 11.0%, and food sales by 10.2%

In 2008, gross sales were R$ 20,857.3 million and net sales totaled R$ 18,033.7 million, up 18.2% and 21.0% respectively over the previous year. In the same-store concept, gross sales rose 8.5% in the year, above the guidance for 2008, with estimated real growth of 2.6% after deflated by the IPCA – General Price Index (1). Net sales grew 11.0% nominally. Though non-food products posted a double-digit growth, food products also contributed significantly to the Group's results, despite the lower inflation according to the food component of the General Price Index (IPCA - Alimentos) during the period.

The Company’s strong sales growth posted in 2008 was due to the following factors: (i) adoption of a consistent pricing policy, which resulted in greater competitiveness in each format and region; (ii) an in-depth change in the mix in terms of region and socio-economic profile of consumers through the clusterization implemented over the course of the year, with positive impact on sales; and (iii) implementation of a specialized marketing strategy that addresses specific consumer needs and is in line with the mix and pricing of each region. Through this policy, the Group recorded sustainable growth and an increase in customer traffic, resulting in gains in market share, as well as increase in volume and average ticket.

Note that from January 2009, Grupo Pão de Açúcar will announce the preliminary sales figures on a quarterly basis instead of the current monthly sales reports. This change, which is aimed at reducing the volatility of its shares caused by the market’s excessive concern on short-term sales performance, will ensure better alignment of market expectations with the Company's sales growth guidance on an annual basis.

December/08 - Same-store gross sales move up by 7.3%

(1) The Company has adopted as its inflation indicator, the IPCA – General Consumer Price Index, which is also used by the Brazilian Supermarkets Association (ABRAS), instead of the food component of the IPCA index, in view of: (i) the incompatibility of baskets (the food component of the IPCA index does not include the entire mix of products and brands sold by the Company – e.g., personnel care and household cleaning products); (ii) household profiles (the weighting of products in the composition of the IPCA index is determined by the Household Budget Survey (POF), which considers households with income from 1 to 40 minimum monthly wages. For example, in the IPCA index rice has a weighting of 3.61%, while at GPA it accounts for 1.30% of food sales); and (iii) the importance of the channel/region (the weighting of the sales regions/channels is incompatible with the weighting at GPA).

Note: Same-store sales figures include only those stores with at least 12 months of operations.
GRUPO PÃO DE AÇÚCAR Daniela Sabbag Investor Relations Phone: + 55 (11) 3886-0421 Fax: + 55 (11) 3884-2677 E-mail: gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br
Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes and the performance of Brazil’s economy, the industry and the international markets and are, therefore, subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 5, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.